SC 13D
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<FILENAME>wjsc13d.txt
SC 13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No....)

Rochdale Core Alternative Strategies Fund
(Name of Issuer)

Fund of Funds
(Title of Class of Securities)

[N/A]
(CUSIP Number)

08/01/2007
(Date of Event Which Requires Filing of this Statement)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).




CUSIP: [N/A] Page 1 of 4
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CUSIP No.:  [N/A]

(1)Names of reporting persons:
Madeleine R. Johnson & William B. Johnson JT TEN

(2) Check the appropriate box if a member of a group (see instructions)
(a):
(b):  X

(3) SEC use only:

(4) Source of funds: SC

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e):

(6) Citizenship or place of organization:
United States

Number of shares beneficially owned by
each reporting person with:

(7)Sole voting power: 800 units


(8)Shared voting power: 0


(9)Sole dispositive power: 800 units


(10)Shared dispositive power: 0

(11)Aggregate amount beneficially owned by each reporting person: 800 units

(12)Check if the aggregate amount in Row (11) excludes certain shares (see instructions):

(13)Percent of class represented by amount in Row 9:
29.60% *As of 08/01/2007

(14)Type of reporting person (see instructions): IN































CUSIP: [N/A] Page 2 of 4
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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Schedule 13G
Under the Securities Exchange Act of 1934


Amendment No.

Item 1(a)
Title of the class of equity securities:
Fund of Funds

Item 1(b)
Name of Issuer:
Rochdale Core Alternative Strategies Fund

Item 1(c)
Address of Issuer's Principal Executive Offices:
570 Lexington Avenue, 9th FloorNew York, NY. 10022

Item 2(a)
Name of Person(s) Filing:
Madeleine R. Johnson & William B. Johnson JT TEN

Item 2(b)
Address of Pricipal Business Office or, if none,
Residence:
1085 Park Avenue, Apt. 15A
New York, NY. 10128

Item 2(c)
Present pricipal occupation or employment and the name, pricipal business and address of any corporation or other organization in which such employemnt is conducted:
None

Item 2(d)
Whether or not, during the last five years, such person has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case:
No

Item 2(e)
Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:
No

Item 2(f)
Citizenship:
United States

CUSIP: [N/A] Page 3 of 4
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Item 3
Source and Amount of Funds or Other Consideration:
Investment Funds

Item 4
Purpose of Transaction:
Passive Investment

Item 5
Interest in Securities of Issuer:
[N/A]

Item 6
Contracts, Arrangements, Understandings or Rlationships
With Respect to Securities of the Issuer:
[N/A]

Item 7
Material to be Filed as Exhibits:
[N/A]


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          October 3, 2008

Signature:     /William B.Johnson/
Name/Title:    William B. Johnson / Joint Tenant
               Madeleine R. Johnson & William B. Johnson JT TEN


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